GOEHRING & ROZENCWAJG INVESTMENT FUNDS
110 Wall Street
New York, NY 10005

December 13, 2016

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:	Anu Dubey, Esq.

Re:	Goehring & Rozencwajg Investment Funds (the “Registrant”) Pre-Effective Amendment No. 3 to Registration Statement on Form N-1A File Nos. 333-212686 and 811-23177

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933 (the “Securities Act”), the Registrant respectfully requests that the effective date of Pre-Effective Amendment No. 3 to the above-referenced registration statement on Form N-1A (the “Registration Statement”) be accelerated so that it will become effective on Wednesday, December 14, 2016, or as soon thereafter as practicable.

The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call James M. Forbes of Ropes & Gray LLP at (617) 235-4765 as soon as the Registration Statement has been declared effective.

Very truly yours,
GOEHRING & ROZENCWAJG INVESTMENT FUNDS

/s/ Adam A. Rozencwajg
Name: Adam A. Rozencwajg
Title: President

ALPS DISTRIBUTORS, INC.
1290 Broadway, Suite 1100
Denver, Colorado, 80203

December 13, 2016

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:	Anu Dubey, Esq.

Re:	Goehring & Rozencwajg Investment Funds (the “Registrant”) Pre-Effective Amendment No. 3 to Registration Statement on Form N-1A File Nos. 333-212686 and 811-23177

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we hereby join the Fund in respectfully requesting that the effective date for Pre-Effective Amendment No. 3 to the above-captioned registration statement on Form N-1A be accelerated so that it will become effective on Wednesday, December 14, 2016, or as soon thereafter as practicable.

Very truly yours,
ALPS Distributors, Inc. /s/ Steven B. Price
Name: Steven B. Price
Title: SVP, Director of Distribution Services